UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of class of securities)

091727 1 07 (for American depositary shares, each representing one ordinary share)

(CUSIP number)

Bin Li

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86 10) 6849-2200

Copy to:

Z. Julie Gao

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Tel: (852) 3740-4700

Fax: (852) 3740-4727

(Name, address and telephone number of person authorized to receive notices and communications)

February 6, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07	13D/A	Page 1

1.	NAME OF REPORTING PERSON: SERENE VIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 500,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 500,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 500,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.7%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 500,000 Ordinary Shares held by Serene View Investment Limited, representing 0.7% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 2

1.	NAME OF REPORTING PERSON: AVNER DEVELOPMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 250,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 250,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 250,000 Ordinary Shares held by Avner Developments Limited, representing 0.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 3

1.	NAME OF REPORTING PERSON: FULL RICHES HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 180,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 180,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 180,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 180,000 Ordinary Shares held by Full Riches Holdings Limited, representing 0.3% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 4

1.	NAME OF REPORTING PERSON: SPEEDVIEW INVESTMENT LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,347,218*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,347,218*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,347,218*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.0%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 1,347,218 Ordinary Shares held by Speedview Investment Limited, representing 2.0% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 5

1.	NAME OF REPORTING PERSON: BIN LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 7,712,947.5*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 7,712,947.5*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,712,947.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 500,000 Ordinary Shares held by Serene View Investment Limited, (ii) 4,442,779.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited and (iii) 270,168 Ordinary Shares Mr. Li has the right to acquire pursuant to the vesting of restricted share units and exercise of share options within 60 days following the date hereof, collectively representing 11.2% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 6

1.	NAME OF REPORTING PERSON: JINGNING SHAO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 710,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 710,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 710,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 250,000 Ordinary Shares held by Avner Developments Limited and (ii) 460,000 Ordinary Shares Mr. Shao has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 1.0% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 7

1.	NAME OF REPORTING PERSON: XUAN ZHANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 305,000*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 305,000*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 305,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 180,000 Ordinary Shares held by Full Riches Holdings Limited, (ii) 85,000 ADSs (representing the same number of Ordinary Shares) held by Mr. Zhang and (iii) 40,000 Ordinary Shares Mr. Zhang has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 0.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 8

1.	NAME OF REPORTING PERSON: WEIHAI QU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 1,355,839*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,355,839*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,355,839*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.0%*
14.	TYPE OF REPORTING PERSON: IN

*	Consists of (i) 1,347,218 Ordinary Shares held by Speedview Investment Limited and (ii) 8,621 Ordinary Shares Mr. Qu has the right to acquire upon exercise of options within 60 days following the date hereof, collectively representing 2.0% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

CUSIP No. 091727 1 07	13D/A	Page 9

1.	NAME OF REPORTING PERSON: PROUDVIEW LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 6,942,779.5*
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 6,942,779.5*
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,942,779.5*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.1%*
14.	TYPE OF REPORTING PERSON: CO

*	Consists of 4,442,779.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited, collectively representing 10.1% of the total outstanding Ordinary Shares of the Issuer, calculated based on 68,888,754.5 Ordinary Shares outstanding (excluding treasury shares) as of December 30, 2016.

This Amendment No. 4 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 31, 2015 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on August 8, 2016 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on January 9, 2017 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”), with respect to the ordinary shares, par value US$0.00004 per share, of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraph (e) of Item 5 is hereby amended and restated as follows:

As of the date hereof, each Reporting Person other than the CEO, SVIL and PL has ceased to be a beneficial owner of more than five percent of all issued and outstanding Ordinary Shares. This Amendment No. 4 is an exit filing for the aforementioned Reporting Persons. The CEO, SVIL and PL will continue filing on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

On February 6, 2017, PL distributed a dividend in specie, consisting of 1,277,218 Ordinary Shares, to the SVP, who in turn transferred those shares to SIL. On the same day, the SVP transferred certain shares in PL to the CEO by way of gift, upon the completion of which the CEO and the SVP holds 99.8% and 0.2% equity interest in PL, respectively.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

SERENE VIEW INVESTMENT LIMITED		AVNER DEVELOPMENTS LIMITED

By:	/s/ Bin Li	By:	/s/ Jingning Shao
Name: Title:	Bin Li Director	Name: Title:	Jingning Shao Director

FULL RICHES HOLDINGS LIMITED		SPEEDVIEW INVESTMENT LIMITED

By:	/s/ Xuan Zhang	By:	/s/ Weihai Qu
Name: Title:	Xuan Zhang Director	Name: Title:	Weihai Qu Director

PROUDVIEW LIMITED

By:	/s/ Bin Li
Name: Title:	Bin Li Director

/s/ Bin Li		/s/ Jingning Shao
Name:	Bin Li	Name:	Jingning Shao

/s/ Xuan Zhang		/s/ Weihai Qu
Name:	Xuan Zhang	Name:	Weihai Qu